UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: 2024 AGM Results	2

TELEFÓNICA, S.A., (the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, has approved all the resolutions submitted by the Board of Directors of the Company for deliberation and vote by the General Shareholders’ Meeting.

Likewise, it is informed that the proposal made during the Meeting by a shareholder has been rejected by a majority of more than 99%.

Please find attached the proposed resolutions that have been approved.

Further to the Annual General Shareholders’ Meeting of Telefónica, S.A., the Board of Directors of the Company, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, has unanimously adopted the following resolutions regarding the reelection, and the ratification and appointment of Directors approved in the abovementioned Meeting:

•To reelect Mr. Isidro Fainé Casas as Vice-Chairman of the Board of Directors.

•To reelect Mr. José Javier Echenique Landiríbar as Vice-Chairman of the Board of Directors and Lead Independent Director.

•To reelect Mr. Isidro Fainé Casas, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher and Ms. Claudia Sender Ramírez as members of the Executive Commission of the Board of Directors.

•That the Directors reelected, and ratified and appointed by the Annual General Shareholders’ Meeting that are members of any of the remaining Committees of the Board of Directors, i.e. Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, Ms. Verónica Pascual Boé and Ms. Solange Sobral Targa continue as members of the same. In this regard (i) Mr. Echenique Landiríbar of the Audit and Control Committee, and of the Nominating, Compensation and Corporate Governance Committee; (ii) Mr. Löscher of the Compensation and Corporate Governance Committee, and of the Audit and Control Committee; (iii) Ms. Pascual Boé of the Nominating, Compensation and Corporate Governance Committee; and (iv) Ms. Sobral Targa of the Sustainability and Regulation Committee.

In addition, the Audit and Control Committee has agreed to re-elect Mr. José Javier Echenique Landiríbar as Chairman. Likewise, the Nominating, Compensation and Corporate Governance Committee has agreed to re-elect Mr. Peter Löscher as Chairman.

The results of the voting at the Annual General Shareholders’ Meeting will be published in full on the Company’s website within the legal deadline.

Madrid, April 12, 2024

ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELEFÓNICA S.A. - 2024 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS
TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

April 11/12, 2024

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Individual and Consolidated Annual Accounts, Consolidated Non-Financial Information and Management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
I.1     Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2023.
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2023, as finalized by the Board of Directors at its meeting of February 21, 2024.
In the Individual Annual Accounts, the Balance Sheet as of December 31, 2023 discloses total assets, total liabilities and shareholders’ equity in the amount of 65,000 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 2,153 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2023 discloses total assets, total liabilities, and shareholders’ equity in the amount of 104,324 million euros each, and the Income Statement as of the end of the fiscal year shows a negative result attributable to the shareholders of the controlling Company in the amount of 892 million euros.
I.2.    Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2023 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2023 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year, and, specifically, the information regarding climate change and the decarbonization targets included in section 2.2 of such report.
I.3    Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 2 of 18

Telefónica, S.A.
Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2023.
To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2023:
To allocate the profit obtained by Telefónica, S.A. in fiscal year 2023, in the amount of 2,152,963,887.92 euros, as follows:
91,095,635.32 euros to the Legal Reserve.

2,061,868,252.60 euros to Voluntary Reserves.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 3 of 18

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Re-election of the Statutory Auditor for fiscal year 2024.
Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:
To re-elect PricewaterhouseCoopers Auditores S.L, with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as the Statutory Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2024.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 4 of 18

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Re-election, ratification and appointment of Directors, if applicable.
IV.1    To re-elect Mr. Isidro Fainé Casas as Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director.

IV.2    To re-elect Mr. José Javier Echenique Landiríbar as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.3    To re-elect Mr. Peter Löscher as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.4    To re-elect Ms. Verónica María Pascual Boé as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.5    To re-elect Ms. Claudia Sender Ramírez as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.6    To ratify the appointment by co-option of Ms. Solange Sobral Targa as a Director, as resolved by the Board of Directors at its meeting held on December 13, 2023, and to appoint her as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.7    To ratify the appointment by co-option of Mr. Alejandro Reynal Ample as a Director, as resolved by the Board of Directors at its meeting held on December 13, 2023, and to appoint him as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 5 of 18

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6 of the By-Laws relating to share capital.

A)    To reduce the share capital of Telefónica, S.A. (“Telefónica” or the “Company”) by the amount of 80,296,591 euros, by means of the cancellation of 80,296,591 own shares of the Company currently held as treasury stock (representing approximately 1.40% of the Company's current share capital).
The reduction in share capital will not entail a return of contributions to the shareholders, since the Company itself is the owner of the shares which, where appropriate, will be cancelled, and will be made with a charge to unrestricted reserves, by means of the funding of a reserve for cancelled share capital in an amount equal to the par value of the cancelled shares (i.e., in the amount of 80,296,591 euros), which may only be used in compliance with the same requirements as those established for a reduction in share capital, by application of the provisions of Section 335 c) of the Companies Act (Ley de Sociedades de Capital).
Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction provided for in Section 334 of the Companies Act in connection with the approved reduction in share capital.
It is hereby stated for the record, in order to comply with the provisions of Section 411.1 of the Companies Act, that the consent of the bondholders’ syndicate for the outstanding issues of debentures and bonds is not required, since the approved capital reduction does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.
The capital reduction must be implemented within one year from the adoption of this resolution.
B)    To authorize the Board of Directors so that, within a period of one year from the adoption of this resolution, it may determine those circumstances that have not been expressly established in this resolution or that are a result thereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full execution of the approved reduction in share capital, including, by way of example, publication of the legally required notices, submission of the appropriate applications and giving the appropriate notices to delist the cancelled shares from the Stock Exchange. The delegation includes the power to amend the text of Article 6 of the By-Laws relating to share capital.
The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers referred to in this resolution, without prejudice to the powers of attorney that may be granted to any person for specific acts of execution.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 6 of 18

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Shareholder compensation. Distribution of dividends from unrestricted reserves.
To approve the distribution of dividends in cash with a charge to unrestricted reserves, through the payment in 2024 of the fixed amount of 0.30 euros, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following payment dates.
-The first payment of 0.15 euros per share in cash will be carried out on June 20, 2024 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).
-The second payment of 0.15 euros per share in cash will be paid on December 19, 2024 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 7 of 18

Telefónica, S.A.
Proposal regarding Item VII on the Agenda: Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. to Senior Executives of the Telefónica Group.
To approve a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. to Senior Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:
1.Description of the Plan: the Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable compensation and based on the achievement of the objectives established for each of the cycles into which the Plan will be divided. The objectives will be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Remuneration Policy of the Directors of Telefónica, S.A. from time to time in effect.
2.Purpose: to encourage the commitment of the Executive Directors and of the Telefónica Group’s Senior Executives to the Company and its strategic plan, linking their compensation to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, in a manner that is aligned with best compensation practices, offering a competitive compensation package that contributes to retaining the Senior Executives holding key positions in the Group.
For purposes of the provisions of the Plan, the Telefónica Group will be understood as the group of companies of which the controlling company, within the meaning of Article 42 of the Commercial Code, is Telefónica, S.A.
3.Plan Participants: the Senior Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A., who have met the requirements at any time established for this purpose and who are invited to participate in the Plan (hereinafter, the “Participants”), may participate in the Plan.
Currently, the group of potential Participants is composed of approximately 730 Senior Executives of the Telefónica Group, including the Executive Directors, without prejudice to the possibility of new potential Participants joining the Plan without amending the terms and conditions thereof if they meet the requirements established for this purpose at any given time due to promotion, joining the Telefónica Group or other reasons.
4.Duration of the Plan: The Plan will have a total duration of five years and will be divided into three separate cycles of three years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the beginning of each cycle). The first cycle will be deemed to have started on January 1, 2024 (with delivery of the corresponding shares in 2027, once the financial statements for fiscal year 2026 have been prepared and audited); the second cycle will start on January 1, 2025 (with delivery of the corresponding shares in 2028, once the financial statements for fiscal year 2027 have been prepared and audited); and the third cycle will start on January 1, 2026 (with delivery of the corresponding shares in 2029, once the financial statements for fiscal year 2028 have been prepared and audited).
5.Maximum number of shares of Telefónica, S.A. included in the Plan: the total maximum number of shares of Telefónica, S.A. that will be delivered to the

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 8 of 18

Telefónica, S.A.
Participants in implementation of the Plan at the end of each cycle will be the result of dividing the maximum amount allocated to such cycle by the weighted average share price of Telefónica, S.A. during the thirty trading days prior to January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”).
The total maximum amount allocated to the Plan is set at two hundred million euros (€200,000,000).
The maximum amount allocated to each of the Plan’s cycles will be determined each year by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, but the aforementioned figure of two hundred million euros (€200,000,000) may not be exceeded for the three cycles of the Plan as a whole. Amounts committed but not actually used during each cycle (due to not meeting objectives, terminations, etc.) will be available for subsequent cycles.
In any case, the total number of shares to be delivered in implementation of the Plan to all Participants (including Executive Directors) at the end of each cycle may never exceed 0.45% of the share capital of Telefónica, S.A. at the beginning of the corresponding cycle.
In particular, in the event of maximum achievement of the objectives of the Plan, at the end of each of the three cycles the Executive Directors of Telefónica, S.A. would be entitled to receive a maximum number of shares whose value is equivalent, based on the Reference Value, to 250% of their Annual Fixed Compensation in effect during the first year of the corresponding cycle.
For the first cycle of the Plan, taking into consideration the weighted average share price of Telefónica, S.A. during the thirty (30) trading days prior to January 1, 2024 and the Annual Fixed Compensation of the Executive Directors in effect during 2024, the maximum number of shares in the event of maximum achievement of the Plan’s objectives is equal to one million two hundred and sixty-eight thousand (1,268,000) shares for the Executive Chairman Mr. José María Álvarez-Pallete López and one million fifty-five thousand (1,055,000) shares for the Chief Operating Officer Mr. Ángel Vilá Boix. In any case, the number of shares to be delivered will depend on the allocation approved by the Board of Directors and the level of achievement of the Plan’s objectives.
For each of the remaining cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, will determine the maximum amounts that will serve as the basis for establishing the maximum number of shares that may be delivered, based on the corresponding Reference Value, but for each of the two remaining cycles of the Plan, such maximum amount may not exceed 250% of the Annual Fixed Compensation of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan at the beginning of the corresponding cycle.
The number of shares actually delivered to each Executive Director at the end of each cycle, as well as the number of shares actually delivered to the other Senior Executives of the Telefónica Group, will be reported in accordance with applicable legal provisions.
6.Requirements and conditions for the delivery of shares: the specific number of shares of Telefónica, S.A. within the established maximum that will be delivered to the Participants at the end of each cycle will be subject to and determined

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 9 of 18

Telefónica, S.A.
based on the achievement of economic and financial objectives, the creation of value for the shareholder, as well as sustainability, environmental and good governance objectives. The objectives will be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Remuneration Policy of the Directors of Telefónica, S.A. from time to time in effect.
At the beginning of the corresponding cycle, each Participant will be assigned a maximum number of theoretical shares. The specific number of shares to be delivered will depend on the level of achievement of the objectives set for each cycle.
In the first cycle of the Plan, subject to the approval of this resolution by the shareholders and the adoption of the corresponding resolutions by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee, the number of shares to be delivered will depend (i) 50% on the achievement of the total shareholder return (hereinafter, as defined below, “TSR”) objective for the shares of Telefónica, S.A., (ii) 40% on the Telefónica Group’s generation of free cash flow (“FCF”), (iii) 5% on CO2 Emission Neutralization/Offsetting, in line with the Company's goal of achieving net zero emissions by 2040 and neutralizing scope 1+2 emissions by 2025 in its main markets and, as a new development, (iv) in order to reflect Telefónica’s gender equality ambitions, the presence of women in leadership positions (5%).
Total Shareholder Return (TSR)
TSR is considered a metric for determining the generation of value at the Telefónica Group in the medium and long term, by measuring the return on investment for shareholders, defined for these purposes as the return per share based on the cumulative change in the listing price of the shares of Telefónica, S.A. and the dividends and similar items received by the shareholders during the first cycle of the Plan.
To determine achievement of the TSR objective and to calculate the specific number of shares to be delivered for this item, the TSR performance of the shares of Telefónica, S.A. during the first cycle of the Plan will be measured in relation to the TSRs achieved by certain companies belonging to the telecommunications sector, weighted according to their size compared to Telefónica, S.A., which will constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan.
The companies included in the Comparison Group for the first cycle of the Plan for purposes of comparing the TSR performance of the shares of Telefónica, S.A. are listed below:

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 10 of 18

Telefónica, S.A.

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	TIM Brasil	Proximus
Millicom	Liberty Global

For subsequent cycles of the Plan, the Board of Directors of Telefónica, S.A., following a report from the Nominating, Compensation and Corporate Governance Committee, may update the list of companies included in the Comparison Group and determine their weighting, maintaining the economic baselines of the Plan.
As regards achievement of the TSR objective, the Plan will provide that the number of shares to be delivered relating to achievement of this objective will range between 15% of the number of objective theoretical shares granted, in the event that the TSR performance of the shares of Telefónica, S.A. is at least the median of the Comparison Group (below this threshold, no incentive will be paid), and 50% in the event that this performance is in the third quartile or greater of the Comparison Group, with the percentage calculated by interpolation for those cases that fall between the median and the third quartile.
Generation of free cash flow (FCF) of the Telefónica Group
To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the Telefónica Group will be measured during each year, comparing it to the figure set in the budgets approved by the Board of Directors for each fiscal year, with the final level of achievement of FCF deemed to be the average of the partial annual results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.
At the beginning of each cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an achievement scale that will include a minimum threshold of achievement, below which no incentive will be paid, and which must be equal to or greater than 90%, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.
In the first cycle of the Plan, the minimum achievement threshold will be 92%, below which no incentive will be paid and the achievement of which will entail the delivery of 20% of the target theoretical shares granted, a 100% achievement level that will entail the delivery of 40% of the target theoretical shares granted, and a maximum achievement level of 115% that will entail the delivery of an additional 20% of the target theoretical shares granted, and which will be applicable subject to 100% achievement of the FCF target in each of the years comprising this first cycle (2024-2026), thus ensuring continuity in cash generation while incentivizing over-performance.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 11 of 18

Telefónica, S.A.
CO2 Emission Neutralization/Offsetting
To determine achievement of the CO2 Emission Neutralization/ Offsetting objective and calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralization/Offsetting of the Telefónica Group achieved at the end of each cycle of the Plan will be measured, with the additional requirement for this part of the incentive to be paid of reaching a minimum level of emission reduction in scopes 1 + 2, in line with the 1.5ºC scenario of the Paris Agreement (SBTi). All of this is aimed at achieving net zero emissions by 2040 and neutralizing scope 1+2 emissions by 2025 in its main markets.
Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from the Group’s daily activity due to fuel consumption, leaks of refrigerant gases and electricity use.
Emissions Neutralization/Offsetting is the purchase of carbon credits to absorb or reduce atmospheric CO2 emissions. In accordance with Telefónica's Climate Action Plan, and SBTi's recommendations, carbon credits for reducing emissions from deforestation and degradation will also be allowed, with the objective of contributing to slowing deforestation in certain regions where Telefónica does business.
Carbon credits consist of the purchase of CO2 certificates in the voluntary market. These credits are generated by projects that absorb or reduce atmospheric emissions of CO2, which must be certified to the highest international standards and, as far as possible, have associated social benefits. This information is annually assured by an external auditor.
Emission Neutralization/Offsetting is calculated as the ratio between the amount of carbon credits retired on behalf of the Company and scope 1+2 emissions.

The level of direct and indirect CO2 emissions from Telefónica’s daily activities will be calculated in accordance with the following formula:
Where:
-Activity data: Amount of energy, fuel, gas, etc. consumed by the Company during the year.
-Emission Factor: Amount of CO2 emitted into the atmosphere by the consumption of each unit of activity.
-The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity, and the emission factors of the GHG Protocol and the IPCC (UN Intergovernmental Panel on Climate Change) are used for fuels.
At the beginning of each cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 12 of 18

Telefónica, S.A.
determine an achievement scale that will include a minimum threshold of achievement of at least 90%, below which no incentive will be paid, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.
For the first cycle of the Plan, the minimum achievement threshold will be 90%, which will entail the delivery of 2.5% of the target theoretical shares granted, and a maximum achievement level of 100%, which will entail the delivery of 5% of the target theoretical shares granted.
The achievement of a minimum level of reduction of scope 1 + 2 emissions, in line with the 1.5ºC scenario of the Paris Agreement (SBTi), will also be required for this part of the incentive to be paid.
Gender Equality - Presence of Women in Leadership Positions
To determine achievement of the objective relating to the presence of women in leadership positions, the percentage of women in such positions will be measured in comparison to the total number of leadership positions at the Telefónica Group.
At the beginning of the cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an objective percentage and an achievement scale that will include a minimum threshold of achievement of at least 90%, below which no incentive will be paid, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.
For the first cycle of the Plan, the minimum achievement threshold will be 90% of the objective percentage, which will entail the delivery of 2.5% of the target theoretical shares granted, and a maximum achievement level of 100% of the objective percentage, which will entail the delivery of 5% of the target theoretical shares granted.
7.Determination of level of achievement: The Nominating, Compensation and Corporate Governance Committee will monitor the objectives on an annual basis, and the achievement level will be determined at the end of each cycle of the Plan. In this evaluation, the Nominating, Compensation and Corporate Governance Committee will be supported by the Audit and Control Committee, which will provide information on the results audited by the external auditor and the Company’s internal auditor, which will have been first analyzed by the Audit and Control Committee itself. The Nominating, Compensation and Corporate Governance Committee will also consider any related risks for both the establishment of objectives and evaluation of the achievement thereof.
In determining the level of achievement of the objectives, the positive or negative financial effects deriving from extraordinary events that may distort the results of the evaluation shall be eliminated and the quality of the results in the long term will be considered in the proposed long-term variable compensation.
8.Date of delivery of the shares: the shares will be delivered to the Participants at the end of each cycle, i.e., in 2027, 2028 and 2029, respectively, once the Nominating, Compensation and Corporate Governance Committee and the Audit and Control Committee have performed the activities described in the

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Telefónica, S.A.
preceding section, in compliance with Recommendation 59 of the Good Governance Code of Listed Companies approved by the Spanish National Securities Market Commission (CNMV). The specific date of delivery will be determined by the Board of Directors or by the body or person to whom it delegates this authority.
9.Origin of the shares to be delivered: subject to compliance with the legal requirements established for such purpose, the shares to be delivered to the Participants may be: (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.
10.Clawback clauses: in relation to any of the cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, will assess whether it is appropriate to recover all or part of the shares delivered within thirty-six months after their delivery (clawback), in the event of certain exceptional circumstances affecting the Company’s results or arising from inappropriate conduct by the Executive Director under the terms set forth in the Remuneration Policy of the Directors of Telefónica, S. A. and in the Executive Officer Compensation Recoupment Policy of Telefónica, S.A.
For these purposes, the following shall be considered as exceptional circumstances that shall be subject to assessment by the Board of Directors, among others, and by way of example:
•Restatement of the Company's financial statements not due to a change in applicable accounting standards.
•In the event that an Executive Director has been sanctioned for a serious breach of the code of conduct or other internal regulations applicable thereto, or for a serious breach of the legal provisions applicable thereto.
•In any case, when it becomes clear that the shares corresponding to the Plan have been delivered totally or partially based on information that is thereafter clearly shown to be false or inaccurate, or other circumstances not foreseen or assumed by the Company, that have a material adverse impact on the income statements.
•If the Company’s external auditor includes qualifications in its report that reduce the results taken into consideration to determine the amount of the variable compensation to be paid.
11.Retention obligation and commitment to permanently hold shares: in any case, 100% of the shares delivered to the Executive Directors under the Plan will be subject to a two-year retention period.
In addition, pursuant to the provisions of the Remuneration Policy of the Directors of Telefónica, S.A., the Executive Directors must hold (directly or indirectly) a number of shares (including those delivered as compensation) equal to two years of their gross Fixed Compensation for so long as they continue to belong to the Board of Directors and perform executive duties.
Until this requirement is met, any shares delivered to the Executive Directors under the Plan shall be subject to a three-year retention period.

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Telefónica, S.A.
The foregoing shall not apply to the shares that the Executive Directors must dispose of in order to pay costs related to the acquisition thereof or, subject to the favorable opinion of the Nominating, Compensation and Corporate Governance Committee, in order to deal with extraordinary situations that require such disposal.
The Board of Directors may expand the above restrictions to other Participants.
To authorize the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement, develop, formalize, execute and settle the Plan, at the time and in the manner that it deems appropriate, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution:
(a)To implement and execute the Plan when it deems it appropriate and in the specific form that it considers suitable.
(b)To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, being able to approve and publish the rules for operation of the Plan, including, but not limited to, the possibility of establishing cases of early settlement of the Plan.
(c)Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, to the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, and providing for and effecting the partial or total settlement of the Plan in cash.
(d)To decide not to implement or to cancel the Plan, in whole or in part, or any of the cycles thereof, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so.
(e)To draw up, execute and file such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary.
(f)To perform any action or activity or make any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares.
(g)To negotiate, agree on and enter into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems

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Telefónica, S.A.
appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan.
(h)To draw up and publish such announcements as are necessary or appropriate.
(i)To draw up, enter into, execute and if applicable certify any kind of document relating to the Plan.
(j)To adjust the content of the Plan to the circumstances and corporate transactions that may occur during the term thereof, both in relation to Telefónica, S.A. and to the companies that form part of the Comparison Group, under the terms and conditions deemed necessary or appropriate at any given time to uphold the purpose of the Plan.
(k)And, in general, to carry out such actions, adopt such decisions and execute such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful implementation of the Plan and of the previously adopted resolutions.

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Telefónica, S.A.
Proposal regarding Item VIII on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group.

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Telefónica, S.A.
Proposal regarding Item IX on the Agenda: Consultative vote on the 2023 Annual Report on Directors’ Remuneration.
To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2023.
It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 12, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors